UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

PENWEST PHARMACEUTICALS CO.
(Name of Issuer)

Common Stock, Par value $0.001
(Title of Class of Securities)

709754105
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

May 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note:      Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709754105	13D/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tang Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a)☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,396,598
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,396,598
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,396,598
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.1%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 709754105	13D/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tang Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a)☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,396,598
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,396,598
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,396,598
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 709754105	13D/A	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin C. Tang
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a)☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS PF, WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 77,500
	8.	SHARED VOTING POWER 6,544,098
	9.	SOLE DISPOSITIVE POWER 77,500
	10.	SHARED DISPOSITIVE POWER 6,618,098
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,695,598
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 709754105	13D/A	Page 5 of 6 Pages

Explanatory Note: This Amendment No. 9 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on January 12, 2009 and amended February 19, 2009, March 3, 2009, March 10, 2009, March 12, 2009, March 30, 2009, April 28, 2009, June 19, 2009 and February 5, 2010 (as so amended the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Penwest Pharmaceuticals Co., a Washington corporation (the “Issuer”).

Item 4 of the Statement is hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

  ITEM 4.  Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

On May 21, 2010, Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. (“Perceptive”) filed amendment no. 1 and on May 27, 2010, Tang Capital Partners, LP and Perceptive filed amendment no. 2 to their preliminary proxy statement with the Securities and Exchange Commission on Schedule 14A (the “Preliminary Proxy Statement”) for the solicitation of proxies to vote for the election of directors at the Issuer’s 2010 annual meeting of shareholders (the “Annual Meeting”), or any other meetings of shareholders held in lieu thereof, and any other adjournments, postponements, reschedulings or continuations thereof.  In the Preliminary Proxy Statement, Tang Capital Partners, LP and Perceptive disclosed the following actions they believe the Issuer should take and actions that they intend to propose to the Issuer’s board of directors and management should their nominees for election to the board of directors (the “Nominees”) be elected to the Issuer’s board of directors at the Annual Meeting:

●
Curtailing substantially all spending on A0001 and immediately exploring ways to monetize this early-stage development candidate through a corporate partnership or asset sale.  In particular, Tang Capital Partners, LP and Perceptive believe that all research and development spending on A0001 should be eliminated as quickly as current commitments and scientific prudence allow and in a thoughtful and reasonable manner.  However, until Tang Capital Partners, LP and Perceptive have completed a thorough evaluation of the resources currently being applied towards A0001, Tang Capital Partners, LP and Perceptive cannot predict exactly what the ongoing spending on A0001 will be or the amount or timing of any such curtailment of spending;

●
Significantly reducing headcount and other overhead expenses, which Tang Capital Partners, LP and Perceptive believe continue to be maintained at levels that are in excess of what is required.  Following the Annual Meeting, if their Nominees are elected, Tang Capital Partners, LP and Perceptive intend to conduct a rapid, detailed review of the Issuer’s current employee base with the view towards eliminating all positions that are not funded by ongoing drug delivery collaborations or not necessary for the Issuer’s new operating plan.  Tang Capital Partners, LP and Perceptive do not have a set target for the number of positions they intend to eliminate, but anticipate that over time most of the Issuer’s current positions that are not funded by ongoing collaborations can be eliminated;

●	Exploring ways to monetize the Issuer’s proprietary TIMERx® drug delivery technology through either additional collaborations or the sale of this asset;

●
Exploring ways to return capital to shareholders, beyond the Issuer’s stated plan to pay a special cash dividend in the fourth quarter of 2010, in the most tax-efficient manner available.  Tang Capital Partners, LP and Perceptive currently have no specific plans for any specific transaction, but, if their Nominees are elected, Tang Capital Partners, LP and Perceptive anticipate that they will work with the Issuer and its advisors to develop and evaluate the Issuer’s options in a thoughtful and expedient fashion; and

●
Evaluating the Issuer’s executive management team to ensure that its key members are aligned with the interests of shareholders and capable of executing the Issuer’s new operating plan. Tang Capital Partners, LP and Perceptive do not know at this time whether such evaluation will result in any changes to current management.

 The Nominees, in combination with Kevin C. Tang and Joseph E. Edelman, who were previously nominated by Tang Capital Partners, LP and Perceptive and elected to the Issuer’s board of directors at the Issuer’s 2009 annual meeting of shareholders, will constitute a majority of the board of directors if they are elected and, therefore, if they vote in a coordinated manner, will be able to cause the adoption of measures requiring approval by a majority of the board of directors without the support of other directors.

CUSIP No. 709754105	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2010 Date Tang Capital Partners, LP By: Tang Capital Management, LLC By: /s/ Kevin C. Tang Kevin C. Tang, Manager

Tang Capital Management, LLC By: /s/ Kevin C. Tang Kevin C. Tang, Manager

/s/ Kevin C. Tang Kevin C. Tang, Manager